082-03116

GREAT QUEST
METALS LTD.

[redacted]

08003764

RECEIVED
2008 JUL 14 P 1:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 2, 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on July 2, 2008. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

Dlw 7/15

PROCESSED
JUL 16 2008
THOMSON REUTERS

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3
Tel: 604-689-2882
Fax: 604-684-5854
Website: www.greatquest.com
Email: info@greatquest.com

July 2, 2008

Great Quest's 2008 Drill Program on the Taseko Property to Start by July 7, 2008

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to announce the start of the 2008 summer drill program on the copper-gold-molybdenum Taseko property, 225 km north of Vancouver, BC, by Monday, July 7, 2008. The objective of the program is to increase the mineral resource in the Empress deposit and start building a mineral resource in the Granite Creek and Buzzer areas. The Company plans to drill-test four targets, which include molybdenum in the Granite Creek zone, copper-gold in and around the Empress deposit and copper-molybdenum-gold west of the Buzzer zone.

Drilling is scheduled to start on the Granite Creek area to delineate molybdenum mineralization intersected in 1991 and again in 2007. Drill Hole 91-49 intersected 0.029% molybdenum over 133 metres in 1991, and Drill Hole 07-60, located 70 metres northwest of 91-49, intersected 75.9 metres of 0.027% Mo from 94.5 to 170.4 metres in 2007. The Company plans to drill east and southeast of these drill holes in an area of a ground magnetic low.

The second area to be drilled will be the Empress deposit, which is 150 metres south of the Granite Creek zone. The Empress deposit has a historical mineral resource of 11,078,000 tons of 0.61% copper and 0.023 ounces per ton gold. The deposit consists of 3 zones, all of which are open to the east in intensely altered volcanics. The Company plans to expand the mineral resource to the east. As the mineral resource study predates NI 43-101, it must be declared that the potential quantity and grade is conceptual in nature; there has been insufficient exploration to define a mineral resource; and it is uncertain that further exploration will result in the target being delineated as a mineral resource. The Company also plans to advance the Empress deposit to a NI 43-101 compliant state.

Ellen MacNeill (P.Geol), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

**ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.**

"Willis W. Osborne"
Willis W. Osborne
President

END

For additional information please contact:

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838